UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and half year ended September 30, 2025.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 16, 2025, we announced our results of operations for the quarter and half year ended September 30, 2025. A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter and half year ended September 30, 2025 under Indian Accounting Standards (Ind-AS). A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors of the Company declared interim dividend of 23/- per equity share, fixed October 27, 2025 as a record date and November 7, 2025 as a payout date.

Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company, considered and approved:

  Grant of 109,893 Restricted Stock Units (“RSUs”) under the 2015 Stock Incentive Compensation Plan (“2015 Plan”) to eligible employees.
  Grant of Performance Based Stock incentives (“PSUs”) to eligible employees under the Expanded Stock Ownership Program 2019 (“2019 Plan”) covering the Company’s Equity Shares having a market value of 44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025.

The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f., November 1, 2025 and the exercise price will be equal to the par value of the share.

Among other things, Board Approved incorporation of a step down wholly owned subsidiary in Egypt as a wholly owned subsidiary of Infosys Singapore Pte Ltd

Further, as part of internal reorganization, approved transfer of 90% of the shareholding held by Infosys Limited in Infosys Consulting S.R.L., Argentina, a majority owned subsidiary of Infosys Limited to Infosys Nova Holdings LLC a wholly owned subsidiary of Infosys Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: October 16, 2025	Jayesh Sanghrajka Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges